Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "HUGY INC.", FILED
IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2016, AT
11:17 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6217226 8100

SR# 20166656126

Authentication: 203351764

Date: 11-16-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 11/16/2016
FILED 11:17 AM 11/16/2016
SR 20166656126 - File Number 6217226

CERTIFICATE OF INCORPORATION
OF
HUGY INC.

FIRST. The name of the corporation is HUGY INC.

SECOND. The address of the corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904. The name of the corporation's registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH. The corporation is authorized to issue one class of stock, designated "Common Stock." The total number of shares of Common Stock which the corporation is authorized to issue is 10,000,000 having a par value of $0.00001 per share.

FIFTH. The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the bylaws.

SEVENTH. (A) To the fullest extent permitted by the General Corporation Law of Delaware, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was a director or officer of the corporation or any predecessor of the corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

(C) Neither any amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of the corporation's Certificate of Incorporation inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article SEVENTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH. The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

NINTH. The name and mailing address of the incorporator are:

John E. Rosenbaum
Walker Corporate Law Group, PLLC
101 California Street, Suite 2710
San Francisco, CA 94111

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, and, accordingly, have hereto set my hand this 16th day of November, 2016.


/s/ John E. Rosenbaum

John E. Rosenbaum, Incorporator
